33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address: MTRBJPJT

February 20, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CAPITAL ADEQUACY RATIO FOR THE 3RD QUARTER OF FISCAL YEAR 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

February 19, 2008

To whom it may concern:

Chuo Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309

Capital adequacy ratio for the 3rd Quarter of Fiscal Year 2007

Chuo Mitsui Trust Holdings, Inc. hereby announces the capital adequacy ratio for the 3rd Quarter of Fiscal Year 2007.

(1) Chuo Mitsui Trust Holdings, consolidated basis (No.2 standards)

(Unit: yen million, %)

	No.	End-12/07	comparison to End-9/07	End-9/07
Total capital (2+3-4)	1	1,108,582	19,802	1,088,780
Tier I	2	838,693	26,052	812,641
Tier II	3	285,771	-1,119	286,890
Items for deduction (minus)	4	15,882	5,130	10,751
Risk adjusted assets	5	8,209,840	-207,313	8,417,153
Capital adequacy ratio (1/5)	6	13.50	0.57	12.93
Tier1 ratio (2/5)	7	10.21	0.56	9.65
Total required capital amount (5x8%)*	8	656,787	-16,585	673,372

(2)The Chuo Mitsui Trust and Banking, consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-12/07	comparison to End-9/07	End-9/07
Total capital (10+11-12)	9	1,015,128	17,804	997,324
Tier I	10	745,212	24,269	720,943
Tier II	11	285,771	-1,119	286,890
Items for deduction (minus)	12	15,855	5,345	10,509
Risk adjusted assets	13	8,029,188	-199,963	8,229,152
Capital adequacy ratio (9/13)	14	12.64	0.53	12.11
Tier1 ratio (10/13)	15	9.28	0.52	8.76
Total required capital amount (13x8%)*	16	642,335	-15,997	658,332

(3) The Chuo Mitsui Trust and Banking, non-consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-12/07	comparison to End-9/07	End-9/07
Total capital (18+19-20)	17	1,042,191	16,653	1,025,538
Tier I	18	774,509	22,819	751,690
Tier II	19	285,627	-1,130	286,758
Items for deduction (minus)	20	17,945	5,035	12,909
Risk adjusted assets	21	8,036,357	-206,032	8,242,390
Capital adequacy ratio (17/21)	22	12.96	0.52	12.44
Tier1 ratio (18/21)	23	9.63	0.52	9.11
Total required capital amount (21x8%)*	24	642,908	-16,483	659,391

(4) Chuo Mitsui Asset Trust and Banking, non-consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-12/07	comparison to End-9/07	End-9/07
Total capital (26+27-28)	25	48,978	3,877	45,100
Tier I	26	48,978	3,877	45,100
Tier II	27	-	-	-
Items for deduction (minus)	28	-	-	-
Risk adjusted assets	29	131,454	1,739	129,714
Capital adequacy ratio (25/29)	30	37.25	2.49	34.76
Tier1 ratio (26/29)	31	37.25	2.49	34.76
Total required capital amount (29x4%)	32	5,258	70	5,188

(*) Though Chuo Mitsui Trust Holdings, Inc. uses the No.2 standards, and The Chuo Mitsui Trust and Banking Co., Ltd. uses Japanese domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of total required capital amount.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Tel: +81-3-5232-8827

END